FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of APRIL, 2005

MADISON MINERALS INC. (File #0-29250)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

1.

Madison Minerals Inc. News Release Dated April 4, 2005.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

MADISON MINERALS INC.

(Registrant)

Date: May 4, 2005

By:

“James G. Stewart”

 James G. Stewart

Its: Secretary

(Title)

MADISON

             Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C.  Canada V6E 2E9

MINERALS INC.

Tel:       (604) 331-8772           Fax:   (604) 331-8773

May 4, 2005

SECURITIES AND EXCHANGE COMMISSION

         VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Madison Minerals Inc. - (File #0-29250)

Form 6-K

On behalf of Madison Minerals Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

MADISON MINERALS INC.

“James G. Stewart”

per:

James G. Stewart

Secretary

Enclosures

cc:

Standard & Poor's Corporation (w. 3 copies)

OTCBB Filings, Attention:  Pam Morris

Miller Thomson, Attention:  Rupert Legge

MADISON

             Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C.  Canada V6E 2E9

MINERALS INC.

Tel:       (604) 331-8772           Fax:   (604) 331-8773

April 4, 2005	Trading Symbols: TSX Venture – MMR OTC\BB – MMRSF Web Site: www.madisonminerals.com

MADISON SIGNS MOU FOR MT. KARE FEASIBILITY WORK

Madison Minerals Inc. (TSX-V: MMR) is pleased to report that it has signed a memorandum of understanding (“MOU”) with Equatorial Resources Pty Ltd. (“Equatorial”) of Western Australia whereby Equatorial can acquire an interest in Madison’s Mt. Kare Property in Papua New Guinea by making cash payments and completing a preliminary feasibility study.

Under the terms of the MOU, Equatorial must pay Madison CAD$50,000 by April 18, 2005 and will have until July 4, 2005 to undertake due diligence.  During that period, Madison and Equatorial will negotiate and use their best efforts to settle the terms of an agreement containing the following provisions:

(a)

Equatorial will complete and deliver to Madison a preliminary feasibility study by January 4, 2007, provided however, that this date may be extended to July 4, 2007 with Madison’s consent, not to be unreasonably withheld;

(b)

Upon having delivered a preliminary feasibility study in accordance with paragraph (a) above, Equatorial will have acquired 49% of the shares of Madison Enterprises (PNG) Ltd. (“Madison PNG”), the holder of the Mt. Kare Property, and shall be entitled to elect a majority of the directors of Madison PNG;

(c)

Madison will continue to have significant input into the evaluation of the Mt. Kare Property until Equatorial delivers a final bankable feasibility study through representation on a management committee;

(d)

Equatorial will pay Madison $500,000 over the next eighteen months and, following the delivery of a positive preliminary feasibility study, will have the right to acquire a further 2% interest in Madison PNG by paying a further $500,000;

(e)

Upon having delivered a preliminary feasibility study, Equatorial can elect to complete and deliver to Madison a final bankable feasibility study within eighteen months following the date of delivery of a preliminary feasibility study;

(f)

Upon having acquired a 51% interest in Madison PNG or upon having delivered a final bankable feasibility study in accordance with paragraph (e) above, Equatorial will have acquired the remaining shares of Madison PNG that it does not already own based on the value of Madison’s remaining interest in Madison PNG as determined by an independent expert acceptable to both parties.

The preliminary feasibility study will involve a significant amount of additional exploration work, including a minimum of 10,000 metres of diamond drilling in order to upgrade the known resources to JORC standard measured/indicated resources, along with all necessary metallurgical, engineering and economic studies.  To date, the existing mineral resources at Mt. Kare have been estimated by the independent engineering firm of Watts Griffis & McOuat to be indicated mineral resources of 14.68 million tonnes grading 2.36 g/t gold and 33.7 g/t silver and inferred mineral resources of 10.85 million tonnes grading 1.98 g/t gold and 22.7 g/t silver (using a 1.0 g/t gold equivalent cut-off and with the cutting of high grade gold assays to 30 g/t) representing approximately 1.8 million ounces of gold and 23.8 million ounces of silver.

Madison believes the arrangement with Equatorial will allow Madison and its shareholders to continue to participate in the further development of Mt. Kare without the need to continue to raise funds for that purpose, thereby avoiding further dilution.  The agreement with Equatorial places the Mt. Kare property on the road to production operations and will fulfil Madison’s commitment to the Government of Papua New Guinea and the Mt. Kare landowners to undertake feasibility work with a view to placing the property into production.  The principals of Equatorial have extensive exploration, development and production experience in Papua New Guinea and throughout the Australasia.

With the commencement of feasibility work at Mt. Kare, Madison will focus its exploration activity on its Lewis Property in Nevada.  Madison’s Lewis Property is strategically located within the Battle Mountain Mineral Belt, immediately adjacent to the north and northwest of Newmont Mining Corporation’s Phoenix-Fortitude Property, in respect of which Newmont has reported current mineable reserves of 174 million tons grading 0.034 oz/t gold, containing 6,000,000 ounces of gold at US$300 per ounce along with an additional 73.8 million tons grading 0.026 oz/t gold not included as mineable reserves.  Past production for the Phoenix-Fortitude Property exceeded 2,000,000 ounces of gold, with production operations scheduled to resume in 2006.  Exploration of the Lewis Property has successfully outlined a geological environment identical to that underlying the Phoenix-Fortitude Property, including a direct on-strike extension of the hosting stratigraphy, controlling structures and mineralizing styles.

To find out more about Madison Minerals Inc. (TSX-V: MMR), please visit our website at www.madisonminerals.com.

On behalf of the Board of Directors of

MADISON MINERALS INC.

“Chet Idziszek”

Chet Idziszek, President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN